NICHE Canada and Aurora Cannabis Launch Guide for Municipal Candidates on Cannabis Legalization and Implementation

TSX: ACB

VANCOUVER, Sept. 11, 2018 /CNW/ - The National Institute for Health and Education (NICHE) and Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) are pleased to launch a new guide to cannabis legalization for municipal candidates, with a view to raising awareness of the new cannabis laws that will come into effect next month.

Local BC government leaders are gathering this week for the annual Union of BC Municipalities (UBCM) convention in Whistler, BC, in advance of this year's municipal elections that are taking place next month. Several other provinces and territories will also head to the polls this year to elect new local government representatives, including Ontario, Manitoba, PEI, Yukon, and the Northwest Territories.

"Legalization is complicated and sifting through the multitude of regulations can be a daunting process," says Barinder Rasode, CEO of NICHE Canada. "Municipalities are on the front lines of legalization and we want to help prepare them for the changes that are about to take place. We want elected officials to have robust and meaningful conversations about what the new regulations entail and how they will impact communities."

The Guide provides a synopsis for some of the key topics related to legalization, including a breakdown of who is responsible for regulating what, youth protection, workplace policies, cannabis promotion and the retail landscape.

"In partnering with NICHE, our shared goal is to support informed discussions and decision-making among candidates and elected officials, by providing factual information in an easy to use format," said Cam Battley, Aurora's Chief Corporate Officer. "Legalizing cannabis for adult consumer use is intelligent public policy designed to achieve a number of specific beneficial objectives, but it is critical that municipalities have the information they need to ensure that implementation of this new nationwide policy is successful from coast to coast."

More than a dozen resolutions going to the UBCM conference this week are about cannabis, including a Special Resolution that seeks to advance a short- and long-term cannabis excise tax revenue sharing strategy with the provincial government.

"There is no doubt that cannabis will be a hot topic this week and in local government election campaigns across the country this year. We want the debates around legalization to focus on facts and solutions, and we want to arm our elected officials with practical information to help inform those conversations," says Rasode.

For more information and to download a copy of the Guide, please visit:
https://www.nichecanada.com/guide-to-cannabis-legalization

About NICHE Canada

The National Institute for Cannabis Health and Education (NICHE) is a not-for-profit corporation that was created to support the development of policies and regulations that have the health and safety of Canadians as the fundamental priority. The goal of NICHE is to bring together academic research, government law makers, industry partners and public safety and public health partners to create a collaborative, transparent and fact-based approach to cannabis legalization in Canada.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 5000,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Europe GmbH, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRx, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Capcium Inc. (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB" and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Aurora Cannabis (CNW Group/Aurora Cannabis Inc.)

SOURCE Aurora Cannabis Inc.

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For further information: MEDIA CONTACT (AURORA): Heather MacGregor, Director of Communications, Aurora Cannabis, M: (416) 509-5416, E: heather.macgregor@auroramj.com, www.auroramj.com; MEDIA CONTACT (NICHE Canada): Barinder Rasode, CEO, NICHE Canada, M: (604) 805-3272, E: brasode@nichecanada.com, www.nichecanada.com

CO: Aurora Cannabis Inc.

CNW 13:14e 11-SEP-18